UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

QIAGEN N.V.

(Name of Subject Company)

QIAGEN N.V.

(Name of Persons Filing Statement)

Ordinary shares, par value EUR 0.01 per share

(Title of Class of Securities)

N72482123

(CUSIP Number of Class of Securities)

Roland Sackers

Chief Financial Officer

QIAGEN N.V.

Hulsterweg 82

5912 PL Venlo

The Netherlands

Tel: 011-31-77-355-6600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jonathan L. Kravetz, Esq.

Matthew J. Gardella, Esq.

John P. Condon, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2020 (the “Initial Schedule 14D-9,” as amended by Amendment No. 1 to Schedule 14D-9, filed with the SEC on June 15, 2020, together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”) by QIAGEN N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 12036979 (“QIAGEN”) relating to the tender offer by Quebec B.V. (“Bidder”), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), for all issued ordinary shares, par value €0.01 per share (the “QIAGEN Shares”), of QIAGEN (the “Offer”).

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

“On July 16, 2020, Thermo Fisher and QIAGEN entered into an Amendment (the “Amendment”) to the Business Combination Agreement, dated as of March 3, 2020, by and between Thermo Fisher and QIAGEN.

The Amendment provides for, among other things, an increase to the offer price from EUR 39.00 per QIAGEN Share to EUR 43.00 per QIAGEN Share, and a reduction of the minimum acceptance threshold from 75% to 66.67% of QIAGEN’s issued and outstanding ordinary share capital at the end of the acceptance period for the Offer (the “Acceptance Period”), excluding, for the avoidance of doubt, any QIAGEN Shares held by QIAGEN in treasury at the end of the Acceptance Period.

Pursuant to and subject to the terms of the Amendment, QIAGEN has agreed to pay to Thermo Fisher an expense reimbursement payment of $95 million in cash under certain circumstances if the minimum acceptance threshold is not satisfied by the end of the Acceptance Period.

Thermo Fisher will make available an amendment to the Offer Document to effect the amendment of the terms of the Offer under applicable securities laws. As a result of the amendment to the Offer Document, the Acceptance Period will be extended by two (2) weeks pursuant to the German Securities Acquisition and Takeover Act and will expire on August 10, 2020, 24:00 hours (Frankfurt am Main local time) / 18:00 hours (New York City local time).

The Supervisory Board and Managing Board of QIAGEN (the “Boards”) unanimously approved the Amendment and unanimously recommend that QIAGEN Shareholders accept the Offer and tender their QIAGEN Shares in the Offer. QIAGEN expects promptly (i) to publish in Germany a supplement to its Joint Reasoned Position Statement (the “Supplement”) and (ii) to file the Supplement as part of a further amendment to the Schedule 14D-9. The Supplement and further amendment to the Schedule 14D-9 will provide detailed information about the factors considered by the Boards in their recommendation with respect to the revised transaction.

On July 16, 2020, QIAGEN issued an ad-hoc announcement and jointly with Thermo Fisher a press release announcing the execution of the Amendment. A copy of the ad-hoc announcement is attached hereto as Exhibit (a)(5)(P) and is incorporated herein by reference. A copy of the press release is attached hereto as Exhibit (a)(5)(Q) and is incorporated herein by reference.”

Item 9. Exhibits

The exhibit list in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding Exhibits (a)(5)(P), (a)(5)(Q) and (e)(27) as set forth below:

Exhibit No.	Description

(a)(5)(P)	Ad Hoc Announcement issued by QIAGEN N.V. on July 16, 2020.

(a)(5)(Q)	Joint Press Release issued by Thermo Fisher Scientific Inc. and QIAGEN N.V., dated July 16, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K, filed by QIAGEN N.V. with the SEC on July 16, 2020).

(e)(27)	Amendment dated as July 16, 2020 to the Business Combination Agreement, dated as of March 3, 2020, by and between Thermo Fisher Scientific Inc. and QIAGEN N.V. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Thermo Fisher Scientific Inc. with the U.S. Securities and Exchange Commission on July 16, 2020).*

*

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, that QIAGEN may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QIAGEN N.V.

By:	/s/ Roland Sackers
	Name:	Roland Sackers
	Title:	Chief Financial Officer

Date: July 16, 2020

2